June 1, 2015

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Customer Relations Centers, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 5, 2015
File No. 333-199306

Dear Ms. Jacobs:

On behalf of China Customer Relations Centers, Inc. (the “Issuer”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated January 22, 2015, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 2 on Form F-1 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by the Issuer. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

Prospectus Summary

Industry and Market Background, page 2

1.	Regarding your revisions in response to prior comment 6, we note that you removed the names of SNL Financial, KPMG, Euromonitor International, CNNIC, and iResearch but retained their data in your disclosure. It is unclear how referring to the source of the data as “private research” allows a prospective investor to assess the validity of such data. Please advise, or revise to name the third-party data providers.

The Issuer acknowledges this comment and has named the third-party data providers in the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

General

2.	We note your response to prior comment 16 that the senior accounting member who is responsible for preparing and supervising the preparation of your financial statements was the CFO of a NASDAQ-traded, China-based company. Please tell us the name of this company and explain further this individual’s role in the preparation of this company’s financial statements.

The Issuer acknowledges this comment and advises the Staff the name of the company was Tianli Agritech. This individual, along with other management at Tianli Agritch was responsible for establishing and maintaining adequate internal control over the financial reporting for the company. The adequate internal control procedures were implemented to provide reasonable assurance regarding the reliability of the company’s financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and included procedures that:

•	pertained to the maintenance of records that in reasonable detail accurately and fairly reflected the transactions and dispositions of assets of the company;

•	provided reasonable assurance that transactions were recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company were being made only in accordance with the authorization of management and directors; and

•	provided reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have had a material effect on the financial statements.

In addition, this individual was responsible for the supervision and the preparation of the company’s financial statements by the company’s financial department. In addition, this individual reviewed and approved all financial statements and material financial information included in the financial statements.

Factors Affecting Revenues, page 40

3.	You state in your response to prior comment 23 that you measure your success by the ability to retain clients and by the expansion of services provided to clients. Please tell us what consideration you gave to disclosing how you assess client retention and any key metrics you use to assess client retention for current and prior periods for which financials are provided. Also, consider disclosing how you have used the expansion of services as a measure of your success and any related material metrics that management uses to manage the business.

The Issuer acknowledges this comment and notes that it cannot quantify retention of clients and expansion of services, therefore, in order to avoid confusing potential investors it has removed any discussion of measuring its success by this metric in the Amendment. The Issuer advises the Staff that it measures its success on a client-by-client basis, as each client contract is unique in terms of scope of work and revenue generated therefrom. As set forth in the “Our Business” section in the Amendment, after the Issuer initiates a client program, it measures its performance each quarter on key metrics that it has agreed upon with the client, such as first-time call resolution, the rate at which the Issuer is successful in completing a sale on behalf of a client and customer satisfaction, and then converts its performance into quantifiable value. The Issuer then shares this information with its clients to enable them to compare the quantifiable value the Issuer has delivered to them versus the value the clients have received from other BPO providers or their in-house operations.

Related Party Transactions

Transactions with Related Persons, page 76

4.	Regarding the added footnote (1) in response to prior comment 35, please disclose the amount of interest paid and the rate of interest. Refer to Item 404(a)(5) of Regulation S-K.

The Issuer acknowledges this comment and has disclosed in the Amendment that the loan was interest free; therefore, the Issuer did not pay any interest on the loan from Ms. Yang.

5.	You disclose the largest principal balance your related party loans in the aggregate in your tables on pages 77 in response to prior comment 36. The disclosure requirement of Item 404(a)(5) of Regulation S-K, however, applies to each individual loan. Therefore, please disclose the largest principal amount outstanding for each loan since the beginning of your 2012 fiscal year.

The Issuer acknowledges this comment and has disclosed the largest principal amount outstanding for each related-party loan for the prior two years in the Amendment.

Principal and Selling Stockholders, page 78

6.	We note your revisions in response to prior comment 39. It appears that the selling shareholders acquired an interest in your business prior to the reorganization when they exchanged shares of Beijing Taiying for shares of the issuer. Please further clarify in your disclosure how these interests were acquired.

The Issuer acknowledges this comment and has further clarified in the Amendment how the selling stockholders acquired their shares in the Issuer.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-10

7.	We note your response to prior comment 46. Please revise your disclosures on page F-10 to incorporate some of the information provided in your response. In this regard, please clarify that revenue for inbound calls is recognized in the same period the service is provided. Further, please clarify that for outbound calls the fee is determined on a per-call basis where you receive a basic standard fee for each call plus an extra fee for successfully selling a product or completing a survey.

The Issuer acknowledges this comment and will revise the disclosures on pages F-11 – F-12 in the Amendment to read as follows:

Revenue Recognition

The Company recognizes revenue when evidence of an arrangement exists, the delivery of service has occurred, the fee is fixed or determinable and collection is reasonably assured. The Company provides i) inbound call service, which includes directory assistance, mobile phone service plan, billing questions, hotline consultation, complaints, customer feedbacks, customer relationship management, etc., and ii) outbound call service, which includes products selling, marketing surveys, new products informing, plans expiration and bills overdue notification, etc. The BPO inbound and outbound service fees are based on either a per minute, per hour, per transaction or per call basis. For inbound call service, the revenues are recognized in the same period when the service is provided and the actual costs occurred. For outbound call service, certain business successful rate was obtained. The fee is determined on a per-call basis where the Company receives a basic standard fee for each call plus an extra fee for successfully selling a product or completing a survey, etc. Certain client programs provide for adjustments to monthly billings based upon whether the Company achieves, exceeds or fails certain performance criteria. Adjustments to monthly billings consist of contractual bonuses/penalties, holdbacks and other performance based contingencies. Revenue recognition is limited to the amount that is not contingent upon delivery of future services or meeting other specified performance conditions.

Item 16. Exhibits and Financial Statement Schedules, page II-1

8.	For exhibits 10.8 through 10.12 that are summary translations of loan agreements, please include a description of the terms that have been omitted or abridged. Refer to Securities Act Rule 403(c)(3)(ii).

Exhibits 10.13 and 10.14

The Issuer acknowledges this comment and has resubmitted exhibits 10.8 through 10.12 in the Amendment, which now, if applicable, include a description of the terms that have been omitted from the summary (none of which are material to the Issuer). The Issuer notes that no terms were omitted from exhibits 10.11 and 10.12 because they are oral agreements.

9.	We note that you have not included the appendices to these agreements. Please file complete copies of your agreements or advise.

The Issuer acknowledges this comment and advises that Staff that although appendices are referenced in the subject agreements, no appendices were ultimately attached to the executed agreements. In addition, the Issuer has removed these agreements as exhibits to the Amendment because Issuer has numerous contracts with the provincial subsidiaries of China Mobile and China Telecom and a contract with each subsidiary is not material to the Issuer.

March 9, 2015 Oral Comment from the Staff.

10.	Effect of China Foreign Investment Law (“FIL”) on the Issuer.

On March 9, 2015, the Issuer received an oral comment from the Staff regarding the potential impact of the proposed China FIL on its VIE structure. The Issuer acknowledges this comment and advised the Staff that it has sought analysis from its China counsel, KaiTong Law Firm, and has included a discussion regarding the proposed FIL in the Regulation section of the Amendment. In addition, the Issuer has added a risk factor addressing the risks associated with the FIL on the Issuer.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg, Esq.